

March 1, 2011

Mr. Dan Amadori
Chief Financial Officer
Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, Ontario M5G 2E4, Canada

Sent via fax: (416) 360-4034

    Re: Micromem Technologies Inc.
          Form 20-F for the Fiscal Year Ended October 31, 2009
          Filed March 1, 2010
          File No. 000-26005

Dear Mr. Amadori:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                /s/ Patrick Gilmore

                Patrick Gilmore
                Accounting Branch Chief